Ex99.A.5.h

Additional Insurance Rider

This rider provides term insurance on the life of the Insured. This insurance is convertible for a limited period. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Rider Part Of The Policy	This rider is made a part of this policy as of the Rider Issue Date in return for the application for this rider and the payment of monthly rider insurance charges, which are discussed later in this rider. All of the policy provisions apply to this rider, except for those that are inconsistent with this rider.

Rider Benefit	This rider provides that the Rider Face Amount is added to the policy Face Amount in determining the amount of benefit under the Death Benefit Option in effect under the policy. The Initial Rider Face Amount is shown in the Policy Specifications for this rider. The Rider Face Amount may be increased or decreased under the terms of this rider.

Dates - Rider Date, Rider Anniversary Date, Rider Year, Rider Issue Date, Rider Expiration Date	The Rider Date is shown in the Policy Specifications for this rider. It is the starting point for determining the Rider Anniversary Dates. The first Rider Anniversary Date is one year after the Rider Date. The period from the Rider Date to the first Rider Anniversary Date, or from one Rider Anniversary Date to the next, is called a Rider Year.

The Rider Issue Date is also shown in the Policy Specifications for this rider. This Date starts the contestability and suicide periods for the insurance provided by this rider. We discuss contestability and suicide later in this rider. This Rider is in force from the Rider Issue Date or, if later, the date the first premium under this policy is received in good order at our Administrative Offices.

The Rider Expiration Date (also shown in the policy Specification for this rider) is the date insurance coverage under this rider ends. While coverage under this rider is in force, it will continue to, but not including, the Rider Expiration Date.

Ages - Rider Issue Age, Rider Attained Age	The Rider Issue Age (shown in the policy specifications for this rider) is the age of the Insured on the birthday nearest the Rider Date.

The Rider Attained Age is the Rider Issue Age increased by the number of full Rider Years that have elapsed.

Insurance Charges	Insurance charges for this rider are due on each Monthly Charge Date prior to the Rider Expiration Date. The maximum monthly insurance charge rates per $1,000 of rider insurance risk are shown in the Tables Of Maximum Rider Insurance Charges in the Policy Specifications for this rider. The maximum monthly rider insurance charge rates for the Initial Rider Face Amount and for each Rider Face Amount increase will be shown in separate tables.
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Monthly insurance charges for this rider are computed as part of the policy monthly insurance charge as described in the Insurance Charge provision in Part 3 of the policy. The rider insurance risk for the initial Rider Face Amount and for each increase in Rider Face Amount is computed as part of the policy insurance risk, which is described in the Insurance Charge provision of the policy. The Initial Rider Face Amount and any increase in Rider Face Amount are treated as increases in the policy Face Amount in that provision.

In determining the combined insurance risk for the policy and this rider, the insurance risk may be increased due to the minimum death benefit as described in the Insurance Charge provision of this policy. Such an increase will be allocated to the most recently issued policy Face Amount and Rider Face Amount increases that required evidence of insurability. This pro rata allocation will be based on the total policy Face Amount and the total Rider Face Amount.

Rider Premium	The Rider Premium Expense Factor is shown in the Policy Specifications for this rider. It is used to determine the premium expense charge and the net premium. See the Net Premium provision in Part 2 of this policy.
Expense Factor

While this rider is in force, premium payments made on this policy will be allocated to each segment of the policy Face Amount and to any benefit rider this policy has, including this rider. This allocation will be made on a pro rata basis using the Premium Expense Factor for each segment of the policy Face Amount, the Rider Premium Expense Factor for each rider, and the Rider Premium Expense Factors for any increases in each rider.

Increases In	While this rider is in force, the Rider Face Amount may be increased upon written application. We require evidence of insurability, satisfactory to us, for an increase. The amount of each increase must be for at least the Minimum Rider Face Amount Increase shown in the Policy Specifications for this rider.
The Rider Face
Amount

If the account value of the policy is insufficient to continue the policy and this rider in force for three months at the new monthly charges and interest, we may require a payment sufficient to increase the account value to such amount.

Any increase in the Rider Face Amount that is elected under an insurability protection type of rider will be effective as directed in that rider. Any other increase will be effective on the policy Monthly Charge Date that is on, or precedes, the date we approve the application for it. Monthly rider charges for an increase will be deducted from the policy account value starting on the effective date of the increase.

No increase in the Rider Face Amount will be permitted after the Rider Anniversary Date nearest the Insured's 85th birthday.

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Decreases In The Rider Face Amount	After the first Rider Year, the Rider Face Amount may be decreased by the Owner's written request. No Rider Face Amount decrease will be permitted within one year following the effective date of any Rider Face Amount increase or policy Face Amount increase. Any decrease in the Rider Face Amount that results from the Owner's written request will be effective on the policy Monthly Charge Date that is on, or precedes, the date we receive the written request.

The Rider Face Amount also may be decreased as a result of a withdrawal or a change in Death Benefit Option, as described in the Making Withdrawals and Changes In The Death Benefit Option provisions of the policy. If the policy Face Amount is reduced under the terms of either provision, then the Rider Face Amount is not reduced. However, if the withdrawal or Death Benefit Option change would not be allowed due to the Minimum Face Amount limit in the provision, then the withdrawal or Death Benefit Option change will be allowed under the following conditions:

1. The policy Face Amount will be reduced by the amount, if any, that would reduce it to the Minimum Face Amount;
2. The Rider Face Amount will be reduced by the balance of the amount indicated by the terms of the policy provision; and
3. Any decrease in Rider Face Amount due to a withdrawal or Death Benefit Option change will be effective as of the date of the withdrawal or change.

If a Rider Face Amount decrease follows one or more Rider Face Amount increases, the decrease is taken from the most recent Rider Face Amount increase(s).

Conversion	While this rider is in force, all or part of the Rider Face Amount may be converted to new life insurance on the Insured. Conversion may be made at any time before the Rider Attained Age 70. A written application will be needed. However, evidence of insurability will not be required.

Conversion will be effective on the policy Monthly Charge Date that is on, or precedes, the date we receive the written application in good order. Insurance converted under this rider will continue to, but not including, that Monthly Charge Date.

The new life insurance on the Insured will be effective on the date of the conversion and must meet the following requirements:

1. It must be flexible premium adjustable variable life insurance policy then offered by us or one of our affiliates that could be purchased on the life of the Insured;
2. The face amount of coverage will be the amount of Rider Face Amount converted;
3. It will be issued at the rates then available using the age of the Insured on the nearest birthday and the comparable risk class(es) under this rider for the amount converted;
4. It will be subject to any limitations of risk and any assignments in effect for the Insured under this rider; and
5. It will include any benefit riders only with our consent.
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In addition, if only part of the Rider Face Amount is converted:

1. The amount converted must meet the minimum amount requirements of the new life insurance effective on the date of conversion; and
2. If a partial conversion follows one or more increases in the Rider Face Amount, the amount converted is taken from the most recent increase(s)

Upon conversion the new life insurance will be modified to show that the suicide and contestability periods will be measured from the date(s) applicable under this rider.

Contestability	We can bring legal action to contest the validity of any life insurance coverage under this rider for the Insured for any material misrepresentation of a fact made in the application for that coverage. However, we cannot, in the absence of fraud, contest the validity of any such life insurance coverage after that coverage has been in force during the lifetime of the Insured for two years or, if that coverage is reinstated, for two years after the date of reinstatement.

Misstatement of Age Or Gender	If the Insured's date of birth or gender as given in the application is not correct, the Rider Face Amount will be adjusted. The adjustment will reflect the amount provided by the most recent monthly rider insurance charge using the correct age and gender. If the adjustment is made while the Insured is living, monthly rider insurance charges after the adjustment will be based on the correct age and gender.

Suicide	If the Insured commits suicide, while sane or insane, within two years after the life insurance coverage under this rider becomes effective and while this rider is in force, we will pay a limited death benefit to the beneficiary. In this case, the limited benefit will be the monthly rider insurance charges deducted for that coverage. However, there will be no separate death benefit under this rider if a limited death benefit is payable under the policy Death By Suicide provision due to suicide within two years after the policy Issue Date or after this policy is reinstated.

Termination Of This Rider	This rider will continue in force to, but not including, the Rider Expiration Date. However, this rider will end before that date when any of the following occurs:

• The end of the grace period for an unpaid premium under the policy;
• Termination of this policy for any other reason;
• Change of this policy to a different policy on which this rider is not available; or
• Conversion of the remaining Rider Face Amount under this rider.
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Cancellation Of This Rider	This rider may be cancelled by the Owner's written request. Such cancellation will take effect on the policy Monthly Charge Date that is on, or precedes, the date we receive the written request in good order. Insurance under this rider will continue to, but not including, the effective date of cancellation.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ RJ O'Connell	/s/ Ann F. Lomeli
PRESIDENT	SECRETARY

POLICY SPECIFICATIONS ADDITIONAL INSURANCE RIDER

POLICY NUMBER:	[123456789]
INSURED:	[WILLIAM F. DOE]
RIDER ISSUE AGE AND GENDER:	[35] [MALE]
RIDER DATE:	[JANUARY 1, 2001]
RIDER ISSUE DATE:	[JANUARY 1, 2001]
RIDER EXPIRATION DATE:	[JANUARY 1, 2066]
INITIAL RIDER FACE AMOUNT:	[$100,000]
MINIMUM RIDER FACE AMOUNT INCREASE:	[$15,000]
RIDER PREMIUM EXPENSE FACTOR:	[000.00]

TABLE OF MAXIMUM MONTHLY RIDER INSURANCE CHARGES
THOUSAND OF RIDER INSURANCE RISK
RISK CLASS: [NONTOBACCO]

RIDER ATTAINED AGE	MONTHLY RATE	RIDER ATTAINED AGE	MONTHLY RATE	RIDER ATTAINED AGE	MONTHLY RATE

35	0.14083	57	0.79083	79	7.14333
36	0.14750	58	0.86833	80	7.80583
37	0.15667	59	0.95583	81	8.54333
38	0.16667	60	1.05333	82	9.37667
39	0.17833	61	1.16167	83	10.31583
40	0.19083	62	1.28500	84	11.34250
41	0.20583	63	1.42583	85	12.43333
42	0.22083	64	1.58500	86	13.56667
43	0.23833	65	1.76083	87	14.73250
44	0.25583	66	1.95000	88	15.90750
45	0.27667	67	2.15500	89	17.10750
46	0.29917	68	2.37500	90	18.34917
47	0.32333	69	2.61500	91	19.65333
48	0.34917	70	2.88583	92	21.06250
49	0.37833	71	3.24250	93	22.63583
50	0.40917	72	3.54667	94	24.63750
51	0.44583	73	3.95333	95	27.49667
52	0.48833	74	4.41000	96	32.04583
53	0.53583	75	4.90000	97	40.01667
54	0.59083	76	5.42167	98	54.83167
55	0.65167	77	5.97000	99	83.33000
56	0.71917	78	6.53917

The above rates are based on the Commissioners 1980 Standard Ordinary Nonsmoker Mortality Table - Male